02028983

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minto Explorations Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4119 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 5/14/02

# Minto

EXPLORATIONS LTD.

2001 Annual Report



# MINTO EXPLORATIONS LTD.
# ENVIRONMENTAL, SAFETY AND HEALTH POLICY

Minto Explorations Ltd. recognizes and believes that its operations should be designed and managed to protect the natural surroundings, provide a safe and healthy work environment and permit the responsible and cost-effective extraction of natural resources. Minto Explorations Ltd. intends to comply with all applicable legislation and regulations and to match industry best practices in its operations.

Specifically, Minto Explorations Ltd. will:

1.
Include environmental, safety and health considerations in its business decisions and practices;

2.
Provide a safe and healthy workplace for its contractors and employees;

3.
Strive to use resources efficiently in its operations and dispose of wastes using generally accepted processes and in approved facilities;

4.
Make every effort to minimize the impact of its operations on the environment and reclaim disturbed areas on a planned and timely basis;

5.
Work actively with Governments, First Nations and the public to find reasonable solutions to environmental problems and develop sound environmental standards.

Minto Explorations Ltd. will implement this policy by developing and maintaining management systems and procedures designed to:

1.
Inform contractors and employees, suppliers and the public of its Environmental, Safety and Health Policy;

2.
Provide employees with the necessary equipment, materials and training;

3.
Require contractors and employees to abide by this policy, follow procedures and be accountable for their actions, set goals by which to measure their performance and monitor for compliance with its Environmental, Safety and Health Policy.

The Annual General Meeting will be held

at 10.00 a.m. on Thursday,

May 16, 2002, in the offices of

Morton & Company,

Suite 1200, 750 West Pender Street,

Vancouver, BC.

# Report to Shareholders

## Highlights

The Minto Project remained on hold in 2001.

Five holes were drilled on the property to provide confirmation information for mine planning purposes in July 2001. There was also a renewed focus on the considerable exploration potential that exists both locally on the Minto property and regionally in the Minto District during the year.

The Minto Project remains viable under current market conditions.

## Location and History

The Minto property is located on the west side of the Yukon River, approximately 240 km north-west of Whitehorse, in central Yukon. The property covers a mineralized belt with an area of approximately 26 $km^2$. The claims were staked in 1971 and the property was extensively explored from 1972 to 1974. The Company purchased the Minto claims and leases from ASARCO Incorporated and Teck Corporation in 1993 for shares in the Company and the DEF claims and leases from Falconbridge Limited in September 1996 for $1million. A feasibility study for the development of a mine on the property was completed in May 1995.

## Ore Reserves

The in-situ geological reserve for the Minto deposit, above a cut-off grade of 0.50 % copper, is 8,818,000 t with grades of 1.73 % copper, 0.48 g/t gold (0.014 oz/ton) and 7.5 g/t silver (0.22 oz/ton). This reserve contains 336,000,000 lbs of copper, 140,500 ozs of gold and 2,176,000 ozs of silver. The ore that will be mined as per the current mine design is 6,510,000 t with grades of 2.13 % copper, 0.62 g/t gold (0.018 oz/ton) and 9.3 g/t silver (0.27 oz/ton) with an overall stripping ratio of 4.9:1.0.

## Access

Highway YTG #2, located along the east side of the Yukon River, is being used as far as Minto Landing and an access road has been constructed along the west side of the Yukon River to the mine. A contractor's barge is currently available for crossing the Yukon River at Minto Landing for approximately five months of the year. The detailed design for a dedicated barge has been completed and Transport Canada, Ship Safety, has approved the design. An ice bridge has been constructed and utilized at Minto Landing for crossing the Yukon River during the winter months for the past six years.

## Open Pit Mine & Mill

The operation will be an open pit operation and a contractor will do the mining.

The mill has been designed to process up to 477,000 t of ore per year with an initial life of mine of 11 years. Indicated mill recoveries are 95 % for copper and 85 % for gold and silver. Approximately 35,000 t of concentrate, which will contain on average 29.6million lbs of copper, 11,500 ozs of gold and 172,000 ozs of silver, will be produced per year during the first five years of production. Analysis shows that the concentrate will be clean with no penalty elements.

A thickened tailings disposal system, in which tailings are thickened to a predetermined pulp density and discharged from a topographic high, has been adopted.

A total manpower complement of 79 will be required once the mine is in full production. Employees will be accommodated in a 54-man camp that has been constructed on site.

## Concentrate Sales

Concentrates can be shipped by truck to the port of Skagway in Alaska or the port of Stewart in British Columbia and from there by ship to an overseas smelter. Alternatively, concentrates can be shipped by truck to Ft. Nelson in British Columbia and from there by rail to a smelter in Canada or the United States.

## Copper & Gold Prices

The average London Metal Exchange (LME) copper price was U.S.$0.716/lb in 2001. Copper prices reached a low of U.S.$0.598/lb on November 7, 2001 and are currently trading in the U.S.$0.74/lb range.

The average LME gold price was U.S.$271.13/oz in 2001.

## Capital and Operating Costs

Estimated cash required to complete construction and to start production is $24.5million including contingencies.

The estimated life-of-mine average cash operating cost per payable lb of copper produced, including all freight and smelting and refining charges and after gold and silver credits and using current market conditions, is U.S.$0.48. The Project therefore remains viable at current copper and gold prices.

## Environment, Safety And Health

The Company's Environmental, Safety and Health Policy is shown on the inside front cover of this Annual Report and a management system has been developed to implement this Policy.

All licences and permits required for the Project are in place and remain valid.

## Land Claims Settlement in Yukon and the Selkirk First Nation

The Selkirk First Nation has historically used the lands in the vicinity of the Minto property and an area surrounding the property was selected by the Selkirk First Nation as Category A Settlement Land under the agreement negotiated with the Government of Canada and the Government of Yukon. The Company's title to the mining claims and leases and the access road right-of-way are protected under the Umbrella Final Agreement and the Selkirk First Nation Final Agreement respectively.

The Selkirk First Nation actively supports the Minto Project and a comprehensive co-operation agreement was signed with the Selkirk First Nation in 1997.

## Construction Progress Report

Only limited funds were approved by ASARCO for construction between 1998 and 2001 as the Project was on hold due to low copper prices.

1996 Construction

The initial 16.0 km of access road and a barge landing on the west side of the Yukon River and the bridge across Big Creek were constructed.

1997 Construction

The remaining 12.8 km of access road were constructed with only final grading and minor cleanup done after the 1998 spring break-up.

The site for the permanent camp was excavated. A water well to supply domestic water for the camp was drilled to a depth of 72 m, tested and equipped. A set of septic tanks was installed and a leach field was constructed. A camp services unit built in Whitehorse during the winter months was moved to site. This unit includes a water purification system, water storage for both fire protection and for domestic purposes and has provision for housing a generator for emergency power generation.

The mill site was excavated and various roads on site and the pit perimeter road for the first phase of mining were constructed.

Two used grinding mills were purchased in the United States, dismantled and shipped to the Yukon and across the Yukon River.

1998 Construction.

The mill footings were constructed. A total of 1,688 $m^3$ of concrete was placed over a period of eight weeks.

The Company purchased a used, eight-unit, 42-man bunkhouse and a new, seven-unit kitchen/diner/change house complex. These units were erected on site and all services such as sewage disposal, potable water supply and power distribution were installed.

Final grading, minor cleanup and reclamation were done along the 28.8 km long access road. The road was in excellent condition and approximately sixty loads of freight were hauled to site during the three months of construction.

A grout curtain, designed to control seepage through the foundation of the tailings/water dam, was completed.

Two mill motors were reconditioned and were placed in storage in Okanagan Falls in B.C.

1999 Construction

A short construction program was completed in September 1999. The two grinding mills were moved to site, mill components were cleaned, sandblasted and painted and the two mills were assembled. Svedala Canada Inc. completed a detailed inspection of the mills and submitted a proposal for the final installation of the mills.

2000 Construction

Work was completed on the camp in 2000 and additional engineering work was ongoing. Engineering is now 95 % complete.

2001 Construction

Work was done to protect the assets on site and to prepare the site for the 2001/2002 winter. A fuel storage tank with fuel distribution pump was set up at the camp.

2002 Construction

Only a limited budget has been approved by ASARCO for care and maintenance work on site in 2002.

All project management has been done in-house.

## 2001 Diamond-drilling Program

Five holes were drilled by E. Caron Diamond Drilling Ltd., Whitehorse in July 2001 to provide confirmation information for mine planning purposes. The total depth drilled was 554.4 m at a cost of $94,762.

Bondar Clegg Canada Ltd., Vancouver did the analyses. Three types of check samples were randomly inserted into the batch of samples sent for analysis as part of an extensive quality control program.

The drilling done in 2001 confirmed the geological model for the Minto deposit. The location of the five drill holes and an outline of the Phase I open pit are shown on the cover of this Annual Report with the following brief comments on the results of the drilling.

**#2001-09** This hole was drilled to a depth of 90.5 m to provide information on ores that will be milled early in the life of the mine and on the lower ore zone.

The average gold grade of the main ore zone in hole #2001-9 is 0.72 g/t (0.021 oz/ton) and this is considerably higher than indicated by the surrounding holes.

**#2001-14** This hole was drilled to a depth of 96.2 m to provide detailed information for mine planning purposes in the southwest corner of the Phase I open pit.

The hole had an unexpected intercept in ore of 22.3 m with grades of 3.05 % copper, 2.06 g/t gold (0.06 oz/ton) and 13.03 g/t silver (0.38 oz/ton). This is one of the highest gold values recorded on the property to date. Additional diamond drilling will be required to delineate ore reserves to the south of hole #2001-14.

## Copper Price and Inventory


1350
1050
725
400
0
1.40
1.10
.80
.50
90
91
92
93
94
95
96
97
98
99
2000
2001
Price U.S.$/lb
Inventory Short Tons (000's)

**The Copper Journal**
*J.E Gross & Associates Inc.*

**#2001-12** This hole was drilled to a depth of 113.4 m as a twin for hole #A101, a hole drilled by ASARCO in 1974, to provide a comparison of lower-grade intercepts and information on the lower ore zone.

A comparison of the mineralized intercepts in these two holes shows that the indicated copper content of the main ore zone increased by 47.2 %.

An average gold grade of 0.10 g/t (0.003 oz/ton) is indicated for the main ore zone in hole #2001-12, while no gold was recorded for the main ore zone in hole #A101.

**#2001-08** This hole was drilled to a depth of 122.6 m to provide information on ores that will be milled early in the life of the mine and on the lower ore zone.

Indications are that the width of the main ore zone in the vicinity of hole #2001-8 increased from 38.7 m to 41.2 m with comparable grades for copper and gold.

**#2001-13** This hole was drilled to a depth of 131.7 m to provide confirmation of an intercept in angle hole #K9, a hole drilled by United Keno Hill Mines Ltd. in 1973. Hole #2001-13 was selected to provide a comparison of higher-grade intercepts.

A comparison of the mineralized intercepts shows that the indicated copper and gold content of the main ore zone increased by 14.9 % and 45.2 % respectively.

Some partially oxidized ores will be mined when the Phase I open pit is developed. Additional metallurgical test work is required to test the flotation response of partially oxidized ores to confirm the test results obtained in 1993 and 1994 and to evaluate new reagents that have been developed. Core from the 2001 drilling program is available to do this test work.

A lower mineralized zone lies from 15 m to 24 m below the main ore zone and is up to 15 m thick with an indicated average grade of 0.50 % copper and minor gold and silver credits. Lower zone intercepts were recorded in hole #2001-08 and #2001-12. The intercept in hole #2001-08 yielded grades of 1.27 % copper and 0.31 g/t gold (0.009 oz/ton) over 15.2 m and these grades are significantly higher than expected.

The lower zone has not been included in the ore reserves for the Minto Project or in the mine design to date and this could substantially add to the mine life, especially in times of higher copper prices. Core from the lower ore zone is also available for initial metallurgical test work.

Magnetic susceptibility logging of the core was continued as experience has shown that the acquisition and subsequent interpretation of magnetic data is a key exploration tool, especially if this can be combined with other information to confirm the location of drill targets.

## Exploration Potential

The Minto and Williams Creek copper-gold deposits and a number of other copper-gold prospects are hosted by, or spatially and temporally closely associated with, Late Triassic to Early Jurassic intrusions in a sinuous belt approximately 115 km long and up to 25 km wide in western Yukon. These deposits and prospects exhibit similarities to other deposits of the iron-oxide copper-gold association such as the Ernest Henry deposit (166million t @ 1.1 % copper, 0.54 g/t gold) in Queensland, Australia and the Candelaria deposit (366million t @ 1.08 % copper, 0.26 g/t gold) in Chile. The Company has prepared an exploration proposal for this intrusive belt, which has been named the Minto District, with the assistance of Dr. Vic Wall, Taylor Wall & Associates, Brisbane, Australia.

The Company acquired an extensive library of exploration reports for the Minto District from Falconbridge Limited in 2001.

The Government of Yukon/NRCan commissioned an airborne magnetic and radiometric survey over a key portion of the Minto District in September 2001. Preliminary images were displayed during the Yukon Geoscience Forum held in Whitehorse in November 2001 and the full data set will be released in May 2002.

All available IP and resistivity data for the Minto property was inverted and integrated with the surface geochemistry and aeromagnetic data. An evaluation of exploration targets is underway using both north-south and east-west sections.

## Mining Venture Agreement with ASARCO Incorporated

The Company concluded a mining venture agreement with ASARCO on June 17, 1996 under which ASARCO can acquire a 70 % interest in the venture in consideration for providing up to U.S.$25million for 100 % of the development costs of the Minto Project. The Company will retain a 30 % interest in the venture and will be the operator. ASARCO will be entitled to receive 100 % of the proceeds from production after royalties and all operating expenses until ASARCO's contributions have been recovered.

ASARCO was acquired by Grupo Mexico, S.A. de C.V. in late 1999 and subsequently privatized. Grupo Mexico is Mexico's largest mining group and is a significant producer of copper, zinc, silver, gold, molybdenum and lead.

## Financial

ASARCO spent $0.326million on the Minto Project in 2001 for a total of $8.178million to date. The Company has spent a total of $5.164million on the Project to date.

The Companyís working capital was exhausted during 2001. ASARCO is currently providing the required working capital in the form of monthly advances.

## General

Mr. Richard Clark resigned as director on January 29, 2002. Mr. James Morton, whose firm acts as counsel to the Company, was appointed a director.

## Outlook

The Minto Project remains viable at current market conditions and management is confident that the Project can be developed into a profitable mining operation.

It is expected that the remaining construction can be completed over a period of approximately fifteen months once a production decision has been made.

On behalf of the Board

H. Lutz Klingmann, President
March 15, 2002

# Management's Responsibility For Financial Reporting

The financial statements are the responsibility of the Company's management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best current estimates.

Management has developed and maintains systems of internal control to ensure that the Company's assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for these financial statements principally through its Audit Committee. The Audit Committee meets periodically with management and the auditors to review the financial statements and the results of audit examinations.

Deloitte & Touche LLP, Chartered Accountants, have audited the financial statements and their report outlines the scope of their examination and gives their opinion on the financial statements.

HL Klingmann

H. LUTZ KLINGMANN, PRESIDENT
March 15, 2002

# Auditors' Report

To the Shareholders of
Minto Explorations Ltd.

We have audited the balance sheets of Minto Explorations Ltd. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
February 11, 2002

# Balance Sheets

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| CURRENT | | |
| Cash and short term deposits | $ - | $128,576 |
| Accounts receivable | 41,028 | 6,296 |
| Prepaid expenses | 600 | 1,452 |
| | 41,628 | 136,324 |
| MINERAL PROPERTIES (Notes 3 and 4) | 5,163,577 | 5,118,577 |
| CAPITAL ASSETS (Note 5) | 3,911 | 3,916 |
| | $5,209,116 | $5,258,817 |
| **LIABILITIES** | | |
| CURRENT | | |
| Bank overdraft | $ 660 | $ - |
| Accounts payable and accrued liabilities | 50,239 | 6,957 |
| | 50,899 | 6,957 |
| ADVANCES FROM A RELATED PARTY (Note 6) | 41,340 | - |
| | 92,239 | 6,957 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 7) | 6,409,891 | 6,409,891 |
| Deficit | (1,293,014) | (1,158,031) |
| | 5,116,877 | 5,251,860 |
| | $ 5,209,116 | $ 5,258,817 |

CONTINUING OPERATIONS (Note 1)

COMMITMENTS (Note 10)

APPROVED BY THE BOARD:

James N. Morton

James N. Morton, Director

H L Klingmann

H.L. Klingmann, Director

## Statements of Operations and Deficit

Years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **REVENUE** | | |
| Interest | $ 2,136 | $ 9,418 |
| **EXPENSES** | | |
| Audit and accounting | 17,545 | 13,950 |
| Automobile | 3,400 | 4,080 |
| Consultants | - | 380 |
| Depreciation | 846 | 6,885 |
| Investor relations and promotion | 4,730 | 2,196 |
| Legal | 9,902 | 7,723 |
| Management fees | 70,000 | 73,800 |
| Office and miscellaneous | 17,617 | 21,810 |
| Regulatory fees | 1,500 | 1,520 |
| Shareholder information | 6,583 | 11,113 |
| Telephone | 2,107 | 3,750 |
| Transfer agent | 2,840 | 5,658 |
| Travel and accommodation | 49 | 5,860 |
| | 137,119 | 158,725 |
| NET LOSS FOR THE YEAR | 134,983 | 149,307 |
| DEFICIT, BEGINNING OF YEAR | 1,158,031 | 1,008,724 |
| DEFICIT, END OF YEAR | $ 1,293,014 | $ 1,158,031 |
| LOSS PER SHARE | $ 0.02 | $ 0.03 |

# Statements of Cash Flows

Years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net loss for the year | $ (134,983) | $ (149,307) |
| Item not involving cash | | |
| Depreciation | 846 | 6,885 |
| | (134,137) | (142,422) |
| Net changes in non-cash working capital items | | |
| Accounts receivable | (34,732) | (2,572) |
| Prepaid expenses | 852 | 648 |
| Accounts payable and accrued liabilities | 43,282 | (2,713) |
| | (124,735) | (147,059) |
| **INVESTING ACTIVITIES** | | |
| Advances from a related party | 41,340 | - |
| Repayments of advances to mining venture | - | 170,500 |
| Mineral property expenditures | (45,000) | (76,200) |
| Purchase of capital assets | (841) | (2,739) |
| | (4,501) | 91,561 |
| DECREASE IN CASH | (129,236) | (55,498) |
| CASH AND SHORT-TERM DEPOSITS BEGINNING OF YEAR | 128,576 | 184,074 |
| CASH (BANK OVERDRAFT), END OF YEAR | $ (660) | $ 128,576 |
| **CASH (BANK OVERDRAFT) COMPRISE:** | | |
| (Bank overdraft) cash in bank | $ (660) | $ 3,576 |
| Term deposit | - | 125,000 |
| | $(660) | $128,576 |
| **SUPPLEMENTARY CASH FLOW INFORMATION:** | | |
| Interest received | $5,788 | $6,530 |
| Income taxes paid | $ - | $ - |

# Notes to the Financial Statements

## 1. CONTINUING OPERATIONS

The Company was incorporated April 20, 1993 and is engaged in the exploration and development of mineral properties in the Yukon Territory, Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon profitable operations, successful completion of additional financing arrangements, and/or the continuing financial support of its parent company.

## 2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these financial statements are as follows:

(a) *Mineral properties*

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. On the commencement of commercial production, the capitalized costs will be amortized to operations on a unit of production basis, by property, using estimated proven and probable recoverable reserves as the depletion base. The carrying values of abandoned properties are charged to operations when the decision to abandon is made.

The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value.

The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development and upon future profitable operations.

(b) *Cash and short-term deposits*

Cash and short-term deposits includes cash and highly liquid investments with an original term to maturity of less than 90 days.

(c) *Capital assets*

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

*(d)* *Income taxes*

The Company follows the asset and liability method of accounting for income taxes as required by the accounting recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets also result from the carry-forward of unused tax losses and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, to reflect the estimated realizable amount. There were no net future income taxes at December 31, 2001 and 2000.

*(e)* *Loss per share*

Loss per common share is computed using the weighted average number of common shares outstanding during the year.

## 3. MINERAL PROPERTIES

*Minto Property*

The Company has a 100% interest in 65 mineral leases and 99 mineral claims located in the Whitehorse Mining District, Yukon. The vendors have retained a 1.5% net smelter return royalty interest in the production of minerals from the property.

If the Company does not put the Minto Project (as defined) into commercial production by January 1, 2005, the vendor of 29 of the mineral leases and 59 of the mineral claims will have the right to repurchase these leases and claims from the Company for cash of $500,000, subject to adjustment in certain circumstances.

Expenditures made on mineral properties by the Company were as follows:

| | 2001 | 2000 |
|---|---|---|
| Balance, beginning of year | $5,118,577 | $5,042,377 |
| Project management | 45,000 | 76,200 |
| Balance, end of year | $5,163,577 | 5,118,577 |

The Company has entered into a mining venture agreement for the further development of the properties (refer to Note 4).

## 4. MINING VENTURE AGREEMENT

On June 17, 1996, the Company entered into a mining venture agreement with its current parent company, Asarco Incorporated ("Asarco"), with respect to the Minto property (Note 3). The agreement provides that the Company will contribute its 100% interest in the properties for a 30% interest in the venture, in return for Asarco expending up to a total of US $25 million on development of the properties for a 70% interest in the venture. Upon commencement of commercial production (as defined), the Company and Asarco are each required to contribute its proportionate share towards the costs of production. Asarco may withdraw from the venture at any time prior to the commencement of commercial production.

The agreement further provides that Asarco will be entitled to recover 100% of its contribution in the venture from net revenues, following which the Company and Asarco may take their proportionate share of all products and dispose of them separately. The Company's and Asarco's interests in the venture may be diluted under certain circumstances. Should an interest be diluted to less than 15%, that interest will be converted to a 1.5% net smelter return royalty.

On March 12, 1998, the Company announced a postponement of development of the project, with the recommencement of development of the project now expected early in 2002. To December 31, 2001, Asarco had expended approximately $8,200,000 (2000 - $7,800,000) towards its contribution to the venture.

## 5. CAPITAL ASSETS

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Net Book Value |
| Computer software | $53,781 | $52,679 | $1,102 | $1,353 |
| Office and field equipment | 45,894 | 43,085 | 2,809 | 2,563 |
| | $99,675 | $95,764 | $3,911 | $3,916 |

## 6. ADVANCES FROM A RELATED PARTY

The Company has received cash advances from its parent company, Asarco Incorporated, to assist in financing its continuing operations. The advances are unsecured, bear no interest and have no specified terms of repayment.

## 7. SHARE CAPITAL

Authorized
100,000,000 common shares without par value

| Issued | Number of shares | Amount |
|---|---|---|
| Balance as at December 31, 2001 and 2000 | 5,912,501 | $6,409,891 |

## 8. RELATED PARTY TRANSACTIONS

(a) The president of the Company was paid management fees of $70,000 (2000 - $70,000) which have been charged to expenses, and consulting fees of $45,000 (2000 - $45,000), respectively, which have been capitalized to mineral properties.

(b) The Company paid management fees of $Nil (2000 - $31,200) to an officer of the Company for project management, which have also been capitalized to mineral properties.

(c) The Company paid legal fees of $3,800 (2000 - $3,800) to a director of the Company.

## 9. INCOME TAXES

No provision for recovery of income taxes was made for 2001 and 2000 because of the uncertainty as to the utilization of the losses for income tax purposes.

The Company has accumulated losses for tax purposes of approximately $1,064,000 which expire in various years to 2008 as follows:

| | |
|---|---|
| 2002 | $132,000 |
| 2003 | 172,000 |
| 2004 | 168,000 |
| 2005 | 156,000 |
| 2006 | 160,000 |
| 2007 | 142,000 |
| 2008 | 134,000 |
| | $1,064,000 |

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

| | 2001 | 2000 |
|---|---|---|
| Future income tax assets | | |
| Net tax losses carried forward | $(400,233) | $(469,669) |
| Temporary differences on assets | (36,007) | (43,301) |
| Valuation allowance for future income tax assets | 436,240 | 512,970 |
| Net future income tax assets | - | - |
| Future income tax liabilities | - | - |
| Future income tax assets, net | $- | $- |

## 10. COMMITMENTS

The Company has entered into agreements with the president and an officer of the Company to provide project management and engineering consulting services to the Company for an aggregate remuneration of $17,383 (2000 - $17,383) per month. Fees of $93,600 (2000 - $62,400) were paid to the officer by the Mining Venture (Note 4) for services performed directly for the Venture.

## 11. SEGMENT INFORMATION

The Company has one reporting segment, mineral exploration and development, and all of its assets are located in Canada.

## 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's cash and short term deposits, accounts receivable and accounts payable and accrued liabilities at December 31, 2001 and 2000 is estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

# Corporate Information

## Directors and Officers:

H. Lutz Klingmann, President & Director
Xavier Garcia De Quevedo, Director
James N. Morton, Director
James S. Proc, Secretary & Project Manager

G. Ross McDonald, Accountant

## Offices:

6411 Imperial Ave.
West Vancouver, BC, Canada V7W 2J5
Telephone: (604) 921-7570
Fax: (604) 921-9446
e-mail: mintoexpl@telus.net
www.mintomining.com

## Share Capital:

Authorized: 100,000,000 common shares without par value
Issued: 5,912,501 shares

## Stock Exchange Listings:

Canadian Venture Exchange (MXO)

## Registered and Records Office:

Morton & Company
Suite 1200 - 750 West Pender Street
Vancouver, BC V6C 2T8
Telephone: (604) 681-1194
Fax: (604) 681-9652

## U.S. Compliance:

Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
File No.82-4119

The Company is listed in S&P's Corporation Records

## Bankers:

CIBC Commerce Place
400 Burrard Street
Vancouver, BC V6C 3A8
Telephone: (604) 665-1165
Fax: (604) 665-2838

## Legal Counsel:

Morton & Company
Suite 1200 - 750 West Pender Street
Vancouver, BC V6C 2T8
Telephone: (604) 681-1194
Fax: (604) 681-9652

## Auditors:

Deloitte & Touche LLP
P.O. Box 49279
Suite 2100 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
Telephone: (604) 669-4466
Fax: (604) 685-0395

## Registrar And Transfer Agent:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8
Telephone: (604) 689-9853
Fax: (604) 689-8144

www.mintomining.com

## MINTO EXPLORATIONS LTD.

6411 Imperial Avenue
West Vancouver, BC V7W 2J5
Telephone: (604) 921-7570

### NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting of Members of MINTO EXPLORATIONS LTD., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

May 16, 2002

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;
2. to receive the financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the Auditors thereon;
3. to fix the number of Directors at three (3);
4. to elect Directors;
5. to appoint Deloitte & Touche, Chartered Accountants as auditors and to authorize the Directors to fix their remuneration;
6. to authorize and approve the granting of stock options which could result in the number of stock options exceeding 10% of the Company's outstanding shares, as described in the attached Information Circular;
7. for disinterested shareholders to authorize and approve a decrease in the exercise price of stock options previously granted to insiders of the Company to such price and upon such terms as may be acceptable to the Canadian Venture Exchange;
8. to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 8th day of April, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"H. Lutz Klingmann"

PRESIDENT

## MINTO EXPLORATIONS LTD.

6411 Imperial Avenue
West Vancouver, BC V7W 2J5
Telephone: (604) 921-7570

### INFORMATION CIRCULAR AS AT APRIL 8, 2002

### SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF MINTO EXPLORATIONS LTD. ("the Company") for use at the Annual General Meeting of shareholders of the Company to be held on May 16, 2002 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of April 8, 2002.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

### APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

### REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it,

or in any other manner provided by law.

### EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

**VOTING SHARES AND PRINCIPAL HOLDERS THEREOF**

On April 8, 2002 there were 5,912,501 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on April 8, 2002 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

| Name and Address | Number of Shares | Approximate Percentage of Total Issued |
|---|---|---|
| ASARCO Incorporated<br>Phoenix, Arizona, U.S.A. | 3,297,500 | 55.8% |

**ELECTION OF DIRECTORS**

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised. Two (2) of the nominees for director are residents of British Columbia, Canada.

| Name and Present Office Held | Director Since | # of Shares Beneficially Owned Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular | Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years |
|---|---|---|---|
| H. Lutz Klingmann*<br>President, CEO and Director<br>British Columbia, Canada | April 20, 1993 | 900 | Professional Engineer; President of Minto Explorations Ltd. |
| James N. Morton*<br>Director<br>British Columbia, Canada | January 29, 2002 | Nil | Senior Partner with Morton & Company, a corporate securities law firm. |
| Xavier Garcia de Quevedo*<br>Director<br>Mexico City, Mexico | April 13, 2000 | Nil | President of Minera Mexico, S.A. |

*Member of Audit Committee.

**NOTES:**

(a) The information as to shareholdings has been furnished by the respective nominees.

(b) Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

Advance Notice of Annual General Meeting of the Company was published pursuant to Section 111 of the Company Act in The Province on March 14, 2002.

## STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

### SUMMARY COMPENSATION TABLE

| | Annual Compensation | | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Securities Under Options/SARs Granted (#) (f) | Restricted Shares Or Restricted Share Units ($) (g) | LTIP Payouts ($) (h) | All other Compensation ($) (i) |
| H. Lutz Klingmann President & CEO | 2001 | $115,000 | Nil | Nil | Nil | Nil | Nil | Nil |
| H. Lutz Klingmann President & CEO | 2000 | $115,000 | Nil | Nil | Nil | Nil | Nil | Nil |
| H. Lutz Klingmann President & CEO | 1999 | $115,000 | Nil | Nil | Nil | Nil | Nil | Nil |

### OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no options granted during the financial year ended December 31, 2001.

### AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no options exercised during the financial year ended December 31, 2001.

## COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options, save for the following:

(a) Richard E. Clark, a former Director of the Company, was paid legal fees in the amount of $3,800 during the financial year ended December 31, 2001; and

(b) Morton & Company was paid legal fees in the amount of $3,354 during the financial year ended December 31, 2001. James N. Morton, a Director of the Company, is a Senior Partner of Morton & Company.

There were no stock options granted during the financial year ended December 31, 2001.

There were no stock options exercised during the financial year ended December 31, 2001.

**MANAGEMENT CONTRACTS**

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

**INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS**

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

**INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS**

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

**APPOINTMENT OF AUDITORS**

Management is recommending that shareholders vote to appoint Deloitte & Touche, Chartered Accountants, 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 as Auditors for the Company and to authorize the Directors to fix their remuneration. Deloitte & Touche, Chartered Accountants were first appointed as Auditors for the Company on November 29, 1993.

**PARTICULARS OF OTHER MATTERS TO BE ACTED UPON**

Stock Options Exceeding 10%

Shareholders will be asked to authorize the Board of Directors, in its sole discretion, to grant stock options pursuant to a stock option plan or grant, which together with the Company's previously established stock option plans or grants, could result at any time in the number of the Company's shares reserved for issuance under stock options exceeding 10 % of the Company's outstanding shares, at such prices and amounts and on such terms as may be acceptable to the Canadian Venture Exchange;

Decrease Exercise Price of Stock Options

Shareholders (excluding insiders to whom options may be issued under the stock option plan and their associates) will be asked to authorize the Board of Directors, in its sole discretion, to decrease the exercise price of stock options previously granted to insiders of the Company to such price and upon such terms as may be acceptable to the Canadian Venture Exchange.

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 8th day of April, 2002.

PROXY SOLICITED BY MANAGEMENT

# MINTO EXPLORATIONS LTD.

AFFIX LABEL HERE

The undersigned shareholder of MINTO EXPLORATIONS LTD. (the "Company") hereby appoints H. Lutz Klingmann, a Director of the Company, or failing him, Xavier Garcia de Quevedo, a Director of the Company, or James N. Morton, solicitor for the Company, ("MANAGEMENT PROXYHOLDER") (or, instead of any of the foregoing, ________________ ("ALTERNATE PROXYHOLDER")) as proxy of the undersigned with power of substitution to attend at and vote for the undersigned in respect of all matters that may come before the Annual General Meeting of the Company to be held on May 16, 2002, and every adjournment thereof.

1. to fix the number of Directors at three (3).

IN FAVOUR ☐ AGAINST ☐

2. to elect the following as Directors of the Company;

| | | |
|---|---|---|
| H. Lutz Klingmann | IN FAVOUR ☐ | WITHHOLD ☐ |
| Xavier Garcia de Quevedo | IN FAVOUR ☐ | WITHHOLD ☐ |
| James N. Morton | IN FAVOUR ☐ | WITHHOLD ☐ |

3. to appoint Deloitte & Touche, Chartered Accountants as auditors of the Company at a remuneration to be fixed by the Directors:

IN FAVOUR ☐ WITHHOLD ☐

4. to authorize the Board of Directors, in its sole discretion, to grant stock options pursuant to a stock option plan or grant which could result at any time in the number of the Company's shares reserved for issuance under stock options exceeding 10 % of the Company's outstanding shares, at such prices and amounts and on such terms as may be acceptable to the Canadian Venture Exchange.

IN FAVOUR ☐ AGAINST ☐

5. to authorize the Board of Directors, in its sole discretion, to decrease the exercise price of stock options previously granted to insiders of the Company to such price and upon such terms as may be acceptable to the Canadian Venture Exchange.

IN FAVOUR ☐ AGAINST ☐

6. The undersigned hereby revokes any proxy previously given.

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AN ALTERNATE PROXYHOLDER, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT FOR HIM AT THE MEETING, OTHER THAN THE MANAGEMENT PROXYHOLDER DESIGNATED ABOVE. THIS MAY BE DONE BY INSERTING THE NAME OF THE DESIRED PERSON IN THE SPACE ABOVE.

2. THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER AS CLEARLY MARKED IN THE SPACES PROVIDED ABOVE. IF NO DIRECTION IS GIVEN TO A MANAGEMENT PROXYHOLDER, THE MANAGEMENT PROXYHOLDER WILL VOTE IN THE AFFIRMATIVE; IF NO DIRECTION IS GIVEN TO AN ALTERNATE PROXYHOLDER, THE ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

3. This proxy form must be signed and dated by the Shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer, or attorney, duly authorized in writing or executed under its corporate seal. If this proxy is not dated in the space provided below, it may be deemed to bear the date on which it was received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8

4. To be valid this proxy form duly completed must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays before the time of the Meeting.

5. This proxy confers discretionary authority on the proxyholder named to vote as the proxyholder sees fit on any amendment or variation of the above matters, or any other matter properly brought before the meeting.

DATED at ______________________, this _____ day of ________________, 2002.

________________________________
Signature of Shareholder

________________________________
Name, Please Print

________________________________
Number of shares owned

## SUPPLEMENTAL MAILING LIST RETURN CARD
(National Policy No. 4· )

NOTICE TO SHAREHOLDERS:

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41-Shareholder Communication, which essentially established a new framework for communication between Issuers and their registered and non-registered shareholders.

Reporting Companies in British Columbia have in the past been required to deliver interim financial statements only to their registered shareholders. The new policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd, and 3rd quarterly financial statements to those shareholders, whether registered or not, who request in writing to receive them.

As a result of this additional obligation and cost, your company has made a decision to discontinue the practice of mailing interim financial statements except to those shareholders who request in writing to be added to the supplemental mailing list. If you are a shareholder of MINTO EXPLORATIONS LTD. and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Return Card below.

The supplemental list will be updated each year and, therefore, a Return Card will be required annually in order to receive interim financial statements. All other shareholder mailings will continue to be mailed in the normal manner without your completing a Return Card.

---

The undersigned certifies that he is the owner of securities (other than debt instruments) of MINTO EXPLORATIONS LTD. (the "Company") and requests that he be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ______________________

______________________
Signature

______________________
Name · Please print

______________________
Address

______________________

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Stock Transfer Department, Pacif Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8.